

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2017

Marc H. Hedrick, M.D.
President and Chief Executive Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, CA 92121

   Re: Cytori Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed March 27, 2017
     File No. 333-216947

Dear Dr. Hedrick:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Brian Soares at (202) 551-3580 with any questions.

        Sincerely,

        /s/ Brian Soares for

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery

cc: Chester J. Larson, Esq.
   Latham & Watkins LLP